

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

September 4, 2018

<u>Via E-mail</u>
Rajesh J. Asarpota
Chief Financial Officer
NuVasive, Inc.
7475 Lusk Boulevard
San Diego, CA 92121

**Re: NuVasive, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2017
          Filed February 26, 2018
          File No. 000-50744**

Dear Mr. Asarpota:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              /s/ Kevin J. Kuhar

                              Kevin J. Kuhar
                              Accounting Branch Chief
                              Office of Electronics and Machinery